UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )(1)

                         TALKPOINT COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  87427Q - 10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Woodland Partners
                                68 Wheatley Road
                              Brookville, NY 11545
                            Telephone: (516) 626-3070

                                 With a copy to:
                             Michael R. Reiner, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 735-8600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following page(s))

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Wheatley Partners III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,164,925 shares                                       1.8%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        501,742 shares                                         0.8%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,164,925 shares                                       1.8%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    501,742 shares                                         0.8%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,666,667 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                                                            PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Wheatley Associates III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    249,122 shares                                         0.4%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,417,545 shares                                       2.2%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           249,122 shares                                         0.4%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,417,545 shares                                       2.2%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,666,667 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                                                            PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Wheatley Foreign Partners III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    252,620 shares                                         0.4%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,414,047 shares                                       2.2%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           252,620 shares                                         0.4%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,414,047 shares                                       2.2%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,666,667 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                                                            PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Wheatley Partners III, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 shares                                                 0%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,666,667 shares                                       2.6%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares                                                 0%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,666,667 shares                                       2.6%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,666,667 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Barry Rubenstein
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    120,517 shares                                         0.2%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        14,148,900 shares                                     22.0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           120,517 shares                                         0.2%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    14,148,900 shares                                     22.0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14,269,417 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          22.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Irwin Lieber
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    287,184 shares                                         0.5%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,666,667 shares                                       2.6%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           287,184 shares                                         0.5%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,666,667 shares                                       2.6%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,953,851 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          3.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Barry Fingerhut
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    125,000 shares                                         0.2%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,666,667 shares                                       2.6%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           125,000 shares                                         0.2%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,666,667 shares                                       2.6%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,791,667 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          2.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              Seth Lieber
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    41,667 shares                                          0.1%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,666,667 shares                                       2.6%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           41,667 shares                                          0.1%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,666,667 shares                                       2.6%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,708,334 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          2.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               Woodland Venture Fund
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,114,706 shares                                       8.0%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares                                                 0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,114,706 shares                                       8.0%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,114,706 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          8.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 Seneca Ventures
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,868,751 shares                                       6.1%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares                                                 0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,868,751 shares                                       6.1%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,868,751 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           6.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 Woodland Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                      WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,225,505 shares                                       5.1%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares                                                 0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,225,505 shares                                       5.1%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,225,505 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 Woodland Services Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 shares                                                 0%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        8,983,457 shares                                      14.0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares                                                 0%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,983,457 shares                                      14.0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8,983,457 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 Brookwood Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    251,771 shares                                         0.4%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares                                                 0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           251,771 shares                                         0.4%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    251,771 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    21,500 shares                                         0.03%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares                                                 0%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           21,500 shares                                         0.03%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0 shares                                                 0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,500 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          0.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Marilyn Rubenstein
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                        OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0 shares                                                 0%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        12,482,233 shares                                     19.4%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares                                                 0%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    12,482,233 shares                                     19.4%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,482,233 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          19.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Brian Rubenstein
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                        PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    95,982 shares                                          0.2%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        21,500 shares                                         0.03%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           95,982 shares                                          0.2%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    21,500 shares                                         0.03%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    117,482 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
CUSIP No. 87427Q - 10-4                 13D
------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                Rebecca Altman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    95,982 shares                                          0.2%
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        21,500 shares                                         0.03%
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           95,982 shares                                          0.2%
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    21,500 shares                                         0.03%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    117,482 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           0.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The reporting persons previously filed the following Schedule 13D and 13G's with regard to Talkpoint Communications, Inc., (formerly, Video Network Communications, Inc., and formerly, Objective Communications, Inc.),:
Schedule 13G, Amendment No. 3, dated May 17, 2002; Schedule 13G, Amendment No. 2, dated December 31, 2001; Schedule 13G, Amendment No. 1, dated
December 31, 2000; Schedule 13G, dated June 15, 1999; and Schedule 13D, dated December 31, 1998.

      Item 1. Security and Issuer.

      This statement relates to the shares of common stock $0.01 par value per share (the "Common Stock") of Talkpoint Communications, Inc., formerly known as Video Network Communications, Inc. (the "Issuer").

      The principal executive offices of the Issuer are located at 100 Williams Street, 8th Floor, New York, New York 10038.

      The following warrants are held by certain reporting persons:

              "June 2004 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on June 15, 2004, for an exercise price of $20.00 per share.

              "January 2005 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on January 10, 2005, for the exercise price of $3.94348 per share.

              "March 2006 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on March 30, 2006, for an exercise price of $5.93005 per share.

              "First October 2006 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on October 2, 2006, for an exercise price of $0.60 per share.

              "Second October 2006 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on October 2, 2006, for an exercise price of $0.60 per share.

              "March 2007 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on March 24, 2007, for an exercise price of $2.00 per share.

              "August 2007 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on August 26, 2007, for an exercise price of $1.30 per share.

              "May 2011 Warrants" - each warrant entitles the holder to purchase one share of Common Stock for the period ending on May 25, 2011, for an exercise price of $5.93005 per share.

      Item 2. Identity and Background

      Items 2(a), 2(b), 2(c) and 2(f). This Statement is jointly filed by the following entities (collectively referred to as the "Reporting Persons"):

      o Wheatley Partners III, L.P., a Delaware limited partnership ("Wheatley Partners III");

      o Wheatley Associates III, L.P., a Delaware limited partnership ("Wheatley Associates III");

      o Wheatley Foreign Partners III, L.P., a Delaware limited partnership ("Wheatley Foreign III");

      o Wheatley Partners III, LLC, a Delaware limited liability company ("Wheatley III LLC");

      o     Irwin Lieber, a United States citizen;

      o     Barry Fingerhut, a United States citizen;

      o     Seth Lieber, a United States citizen;

      o     Seneca Ventures, a New York limited partnership ("Seneca");

      o Woodland Venture Fund, a New York limited partnership ("Woodland Venture");

      o     Woodland Partners, a New York general partnership ("Woodland
            Partners");

      o     Brookwood Partners, L.P., a New York limited partnership
            ("Brookwood");

      o     Woodland Services Corp., a New York corporation ("Woodland
            Services");

      o The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended ("Foundation");

      o     Barry Rubenstein, a United States citizen;

      o     Marilyn Rubenstein, a United States citizen;

      o     Brian Rubenstein, a United States citizen; and

      o     Rebecca Altman, a United States citizen.

      The principal business of each of Wheatley Partners III, Wheatley Associates III, Wheatley Foreign III, Wheatley III LLC, Seneca, Woodland Venture, Woodland Partners and Brookwood is investing.

      Wheatley III LLC is the general partner of Wheatley Partners III, Wheatley Associates III and Wheatley Foreign III. Messrs. Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber, Jonathan Lieber and Nancy Casey are members and officers of Wheatley III LLC. The principal place of business of Wheatley Partners III, Wheatley Associates III, Wheatley Foreign III, Wheatley III LLC, Irwin Lieber, Barry Fingerhut, Seth Lieber, Jonathan Lieber and Nancy Casey is 80 Cuttermill Road, Suite 311, Great Neck, New York 11021.

      Barry Rubenstein is a general partner of each of Seneca, Woodland Venture, Woodland Partners and Brookwood, the President and sole shareholder of Woodland Services and a trustee of the Foundation. Woodland Services is a general partner of Seneca and Woodland Venture. Marilyn Rubenstein is a general partner of Woodland Partners and Brookwood, the Secretary and Treasurer of Woodland Services, a trustee of the Foundation and the spouse of Mr. Rubenstein. The principal place of business of each of Seneca, Woodland Venture, Woodland Partners, Brookwood, Mr. Rubenstein, Mrs. Rubenstein and Woodland Services is 68 Wheatley Road, Brookville, New York 11545.

      The Foundation has an address at 68 Wheatley Road, Brookville, New York 11545. Brian Rubenstein, the son of Mr. Rubenstein and Mrs. Rubenstein, and Rebecca Altman, the daughter of Mr. Rubenstein and Mrs. Rubenstein, are also trustees of the Foundation.

      Item 2(d). During the last five years, none of the Reporting Persons, or Jonathan Lieber or Nancy Casey, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Item 2(e). During the last five years, none of the Reporting Persons, or Jonathan Lieber or Nancy Casey, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration

      On October 17, 2003, Woodland Venture, Seneca and Woodland Partners entered into a Purchase and Subscription Agreement with the Issuer, Moneyline Networks, LLC, Moneyline Telerate Holdings, and certain other investors pursuant to which the investors invested cash in the Issuer in exchange for (i) 4,875,000 newly issued shares of Common Stock and (ii) secured notes of the Issuer which are convertible into newly issued shares of Common Stock at any time at the investor's option, and by the Issuer upon the occurrence of certain events.

      In addition, Moneyline Networks, LLC sold an aggregate of 20,642,493 shares of Common Stock to the investors (including Woodland Venture, Seneca and Woodland Partners), for an aggregate of $1 from each investor.

      Woodland Venture, Seneca and Woodland Partners each acquired the securities with their working capital and other funds.

      Item 4. Purpose of Transaction.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

      Item 5. Interest in the Securities of the Issuer.

      (a) The following table sets forth the aggregate number and percentage (based on 58,176,919 shares of Common Stock as of August 14, 2003 as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2003, plus 4,875,000 newly issued shares of Common Stock) owned beneficially by each of the Reporting Persons (including Jonathan Lieber and Nancy Casey):

                                                                                  Percentage of
                                                                                    Shares of
                                                         Shares of Common         Common Stock
                                                        Stock Beneficially        Beneficially
                      Name                                    Owned                   Owned
                      ----                                    -----                   -----
      Wheatley Partners III, L.P. (1)                       1,666,667                  2.6%
      Wheatley Associates III, L.P. (2)                     1,666,667                  2.6%
      Wheatley Foreign Partners, III, L.P. (3)              1,666,667                  2.6%
      Wheatley Partners III LLC (4)                         1,666,667                  2.6%
      Barry Rubenstein (5)                                 14,269,417                 22.2%
      Irwin Lieber (6)                                      1,953,851                  3.1%
      Barry Fingerhut (7)                                   1,791,667                  2.8%
      Seth Lieber (8)                                       1,708,334                  2.7%
      Jonathan Lieber (9)                                   1,666,667                  2.6%
      Nancy Casey (10)                                      1,666,667                  2.6%
      Woodland Venture Fund (11)                            5,114,706                  8.0%
      Seneca Ventures (12)                                  3,868,751                  6.1%
      Woodland Partners (13)                                3,225,505                  5.1%
      Woodland Services Corp. (14)                          8,983,457                 14.0%
      Brookwood Partners L.P. (15)                            251,771                  0.4%
      The Marilyn and Barry Rubenstein Family
      Foundation (16)                                          21,500                 0.03%
      Marilyn Rubenstein (17)                              12,482,233                 19.4%
      Brian Rubenstein (18)                                   117,482                  0.2%
      Rebecca Altman (19)                                     117,482                  0.2%

      (1) Includes (a) 1,164,925 shares of Common Stock held by Wheatley Partners III, (b) 249,122 shares of Common Stock held by Wheatley Associates III, and (c) 252,620 shares of Common Stock held by Wheatley Foreign III. Wheatley Partners III disclaims beneficial ownership of the securities held by Wheatley Associates III and Wheatley Foreign III.

      (2) Includes (a) 249,122 shares of Common Stock held by Wheatley Associates III, (b) 1,164,925 shares of Common Stock held by Wheatley Partners III, and (c) 252,620 shares of Common Stock held by Wheatley Foreign III. Wheatley Associates III disclaims beneficial ownership of the securities held by Wheatley Partners III and Wheatley Foreign III.

      (3) Includes (a) 252,620 shares of Common Stock held by Wheatley Foreign III, (b) 1,164,925 shares of Common Stock held by Wheatley Partners III, and (c) 249,122 shares of Common Stock held by Wheatley Associates III. Wheatley Foreign III disclaims beneficial ownership of the securities held by Wheatley Partners III and Wheatley Associates III.

      (4) Includes (a) 1,164,925 shares of Common Stock held by Wheatley Partners III, (b) 249,122 shares of Common Stock held by Wheatley Associates III, and (c) 252,620 shares of Common Stock held by Wheatley Foreign III. Wheatley III LLC disclaims beneficial ownership of these securities, except to the extent of its respective equity interest therein.

      (5) Includes (a)(i) 110,399 shares of Common Stock, and (ii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, all of which are held by Mr. Rubenstein, (b) 1,164,925 shares of Common Stock held by Wheatley Partners III, (c) 249,122 shares of Common Stock held by Wheatley Associates III, (d) 252,620 shares of Common Stock held by Wheatley Foreign III, (e)(i) 4,490,954 shares of Common Stock, (ii) 46,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 33,727 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise First October 2006 Warrants, (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii) 149,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 75,885 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 150,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Venture, (f)(i) 3,383,862 shares of Common Stock, (ii) 23,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 25,295 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise of the First October 2006 Warrants,
            (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii)

            100,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 67,454 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Seneca, (g)(i) 2,960,092 shares of Common Stock, (ii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iii) 30,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (iv) 100,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (v) 25,295 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (vi) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Partners, (h) 251,771 shares of Common Stock held by Brookwood, (i)(i) 10,000 shares of Common Stock, and (ii) 11,500 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, all of which are held by the Foundation. Mr. Rubenstein disclaims beneficial ownership of the securities held by Wheatley Partners III, Wheatley Associates III, Wheatley Foreign III, Woodland Venture, Seneca, Woodland Partners, Brookwood, and the Foundation, except to the extent of his respective equity interest therein.

      (6) Includes (a)(i) 277,066 shares of Common Stock, and (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants all of which are held by Mr. Lieber, (b) 1,164,925 shares of Common Stock held by Wheatley Partners III, (c) 249,122 shares of Common Stock held by Wheatley Associates III, and (d) 252,620 shares of Common Stock held by Wheatley Foreign III. Mr. Lieber disclaims beneficial ownership of the securities held by Wheatley Partners III, Wheatley Associates III, and Wheatley Foreign III, except to the extent of his respective equity interest therein.

      (7)   Includes (a) 125,000 shares of Common Stock held by Mr. Fingerhut,
            (b) 1,164,925 shares of Common Stock held by Wheatley Partners III,
            (c) 249,122 shares of Common Stock held by Wheatley Associates III, and (d) 252,620 shares of Common Stock held by Wheatley Foreign III. Mr. Fingerhut disclaims beneficial ownership of the securities held by Wheatley Partners III, Wheatley Associates III, and Wheatley Foreign III, except to the extent of his respective equity interest therein.

      (8) Includes (a) 41,667 shares of Common Stock held by Mr. Lieber, (b) 1,164,925 shares of Common Stock held by Wheatley Partners III, (c) 249,122 shares of Common Stock held by Wheatley Associates III, and
            (d) 252,620 shares of Common Stock held by Wheatley Foreign III. Mr. Lieber disclaims beneficial ownership of the securities held by Wheatley Partners III, Wheatley Associates III, and Wheatley Foreign III, except to the extent of his respective equity interest therein.

      (9) Includes (a) 1,164,925 shares of Common Stock held by Wheatley Partners III, (b) 249,122 shares of Common Stock held by Wheatley Associates III, and (c) 252,620 shares of Common Stock held by Wheatley Foreign III. Mr. Lieber disclaims beneficial ownership of the securities held by Wheatley Partners III,

            Wheatley Associates III, and Wheatley Foreign III, except to the extent of his respective equity interest therein.

      (10) Includes (a) 1,164,925 shares of Common Stock held by Wheatley Partners III, (b) 249,122 shares of Common Stock held by Wheatley Associates III, and (c) 252,620 shares of Common Stock held by Wheatley Foreign III. Ms. Casey disclaims beneficial ownership of the securities held by Wheatley Partners III, Wheatley Associates III, and Wheatley Foreign III, except to the extent of her respective equity interest therein.

      (11) Includes (i) 4,490,954 shares of Common Stock, (ii) 46,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants,
            (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 33,727 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise First October 2006 Warrants, (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants,
            (viii) 149,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 75,885 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 150,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Venture.

      (12) Includes (i) 3,383,862 shares of Common Stock, (ii) 23,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants,
            (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 25,295 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise of the First October 2006 Warrants, (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii) 100,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 67,454 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Seneca.

      (13) Includes (i) 2,960,092 shares of Common Stock, (ii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iii) 30,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (iv) 100,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (v) 25,295 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (vi) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Partners.

      (14) Includes (a)(i) 4,490,954 shares of Common Stock, (ii) 46,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 33,727 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise

            First October 2006 Warrants, (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants,
            (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii) 149,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 75,885 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x)150,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Venture, and (b)(i) 3,383,862 shares of Common Stock held by Seneca, (ii) 23,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 25,295 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise of the First October 2006 Warrants, (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii) 100,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 67,454 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Seneca. Woodland Services disclaims beneficial ownership of the securities held by Woodland Venture and Seneca, except to the extent of its respective equity interest therein.

      (15)  Includes 251,771 shares of Common Stock held by Brookwood.

      (16) Includes (i) 10,000 shares of Common Stock, and (ii) 11,500 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, all of which are held by the Foundation.

      (17) Includes (a)(i) 4,490,954 shares of Common Stock, (ii) 46,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 33,727 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise First October 2006 Warrants, (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii) 149,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (ix) 75,885 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 150,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Venture, (b)(i) 3,383,862 shares of Common Stock, (ii) 23,000 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, (iii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iv) 25,295 shares of Common Stock issuable upon the exercise of the March 2006 Warrants, (v) 40,000 shares of Common Stock issuable upon the exercise of the First October 2006 Warrants,
            (vi) 59,022 shares of Common Stock issuable upon the exercise of the Second October 2006 Warrants, (vii) 60,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (viii) 100,000 shares of

            Common Stock issuable upon the exercise of the August 2007 Warrants,
            (ix) 67,454 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, and (x) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Seneca, (c)(i) 2,960,092 shares of Common Stock, (ii) 10,118 shares of Common Stock issuable upon the exercise of the January 2005 Warrants, (iii) 30,000 shares of Common Stock issuable upon the exercise of the March 2007 Warrants, (iv) 100,000 shares of Common Stock issuable upon the exercise of the August 2007 Warrants, (v) 25,295 shares of Common Stock issuable upon the exercise of the May 2011 Warrants, (vi) 100,000 shares of Common Stock issuable upon the conversion of the Convertible Notes, all of which are held by Woodland Partners, (d) 251,771 shares of Common Stock held by Brookwood, and (e)(i) 10,000 shares of Common Stock, and (ii) 11,500 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, all of which are held by the Foundation. Mrs. Rubenstein disclaims beneficial ownership of the securities held by Barry Rubenstein, Woodland Venture, Seneca, Woodland Partners, Brookwood and the Foundation, except to the extent of her equity interest therein.

      (18) Includes (a) 95,982 shares of Common Stock held by Brian Rubenstein, and (b)(i) 10,000 shares of Common Stock, and (ii) 11,500 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, all of which are held by the Foundation. Mr. Rubenstein disclaims beneficial ownership of the securities held by the Foundation, except to the extent of his equity interest therein.

      (19) Includes (a) 95,982 shares of Common Stock held by Rebecca Altman, and (b)(i) 10,000 shares of Common Stock, and (ii) 11,500 shares of Common Stock issuable upon the exercise of the June 2004 Warrants, all of which are held by the Foundation. Ms. Altman disclaims beneficial ownership of the securities held by the Foundation, except to the extent of her equity interest therein.

      (b) Wheatley Partners III has sole power to vote and dispose of 1,164,925 shares of Common Stock, representing approximately 1.8% of the outstanding shares of Common Stock, and may be deemed to have shared power to vote and dispose of 501,742 shares of Common Stock, representing approximately 0.8% of the outstanding shares of Common Stock.

      Wheatley Associates III has sole power to vote and dispose of 249,122 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock, and may be deemed to have shared power to vote and dispose of 1,417,545 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock.

      Wheatley Foreign III has sole power to vote and dispose of 252,620 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock, and may be deemed to have shared power to vote and dispose of 1,414,047 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common Stock.

      By virtue of being the general partner of Wheatley Partners III, Wheatley Associates III, and Wheatley Foreign III, Wheatley III LLC may be deemed to have shared power to vote and dispose of 1,666,667 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

      Barry Rubenstein has sole power to vote and dispose of 120,517 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 0.2% of the outstanding shares of Common Stock and by virtue of his being a member and Chief Executive Officer of Wheatley III LLC, a general partner of Woodland Venture, Seneca, Woodland Partners and Brookwood, the President and sole shareholder of Woodland Services, and a trustee of the Foundation, Mr. Rubenstein may be deemed to have shared power to vote and dispose of 14,148,900 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 22.0% of the outstanding shares of Common Stock.

      Irwin Lieber has sole power to vote and dispose of 287,184 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 0.5% of the outstanding shares of Common Stock, and by virtue of his being a member and President, Secretary and Treasurer of Wheatley III LLC, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,666,667 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

      Barry Fingerhut has sole power to vote and dispose of 125,000 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock, and by virtue of his being a member and Executive Vice President of Wheatley III LLC, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 1,666,667 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

      Seth Lieber has sole power to vote and dispose of 41,667 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock, and by virtue of his being a member and Vice President of Wheatley III LLC, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,666,667 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

      By virtue of his being a member and Vice President, of Wheatley III LLC, Mr. Jonathan Lieber may be deemed to have shared power to vote and dispose of 1,666,667 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

      By virtue of her being a member and Vice President of Wheatley III LLC, Ms. Nancy Casey may be deemed to have shared power to vote and dispose of 1,666,667 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common Stock.

      Woodland Venture Fund has sole power to vote and dispose of 5,114,706 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 8.0% of the outstanding shares of Common Stock.

      Seneca Ventures has sole power to vote and dispose of 3,868,751 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 6.1% of the outstanding shares of Common Stock.

      Woodland Partners has sole power to vote and dispose of 3,225,505 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 5.1% of the outstanding shares of Common Stock.

      By virtue of being a general partner of Woodland Venture and Seneca, Woodland Services has shared power to vote and dispose of 8,983,457 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 14.0% of the outstanding shares of Common Stock.

      Brookwood has sole power to vote and dispose of 251,771 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock.

      The Marilyn and Barry Rubenstein Family Foundation has sole power to vote and dispose of 21,500 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 0.03% of the outstanding shares of Common Stock.

      By virtue of her being a general partner of Woodland Partners and Brookwood, the Secretary and Treasurer of Woodland Services (a general partner of Woodland Venture and Seneca) and a trustee of the Foundation, Marilyn Rubenstein may be deemed to have shared power to vote and dispose of 12,482,233 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 19.4% of the outstanding Common Stock.

      Brian Rubenstein has sole power to vote and dispose of 95,982 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock, and by virtue of his being a trustee of the Foundation, Brian Rubenstein may be deemed to have shared power to vote and dispose of 21,500 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 0.03% of the outstanding shares of Common Stock.

      Rebecca Altman has sole power to vote and dispose of 95,982 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock, and by virtue of her being a trustee of the Foundation, Rebecca Altman may be deemed to have shared power to vote and dispose of 21,500 shares of Common Stock (including shares of Common Stock issuable upon the exercise of warrants), representing approximately 0.03% of the outstanding shares of Common Stock.

      (c) The following transactions occurred since August 18, 2003:

            On October 17, 2003, in a privately negotiated transaction, Woodland Venture, Seneca and Woodland Partners acquired 562,500 shares, 375,000 shares and 375,000 shares of Common Stock for $112,500, $75,000 and $75,000, respectively. In addition, Woodland Venture, Seneca and Woodland Partners acquired Convertible Notes in the principal amount of $37,500, $25,000 and $25,000, respectively. Woodland Venture, Seneca and Woodland Partners also purchased 2,381,827 shares, 1,587,885 shares and 1,587,885 shares of Common Stock from Moneyline Networks, LLC for $1, $1 and $1, respectively.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the Purchase and Subscription Agreement, the Issuer granted to Moneyline Networks, LLC and the investors who own beneficially more than ten percent (10%) of the Common Stock after the above described transaction, a right of first offer with respect to the future issuances by the Issuer of its Common Stock or any other instruments convertible into or exercisable for Common Stock solely for cash. The Purchase and Subscription Agreement also prohibits each of the investors and Moneyline Networks, LLC from offering to sell any newly issued shares acquired on October 17, 2003 from the Issuer, the Convertible Notes, or shares acquired by the investors from Moneyline Networks, LLC and (any Common Stock by Moneyline Networks, LLC), pursuant to a registered public offering or in open market transactions through the one year anniversary of the closing date.

      Item 7. Material to be filed as Exhibits.

      Exhibit A     Joint Filing Agreement

      Exhibit B     Purchase and Subscription Agreement dated as of October 17,
                    2003, by and among the Issuer, Moneyline Networks, LLC,
                    Moneyline Telerate Holdings and the other persons identified therein (incorporated by reference to the Issuer's Report on Form 8-K, filed on October 23, 2003, Exhibit 2.4).

      Exhibit C     Form of 8% Secured Convertible Note (incorporated by
                    reference to the Issuer's Report on Form 8-K, filed on October 23, 2003, Exhibit 4.13).

                                    SIGNATURE

      After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2003                  WHEATLEY PARTNERS III, L.P.
                                         By: Wheatley Partners III, LLC,
                                             General Partner

                                             By: /s/ Irwin Lieber
                                                -------------------------------
                                             Irwin Lieber, President


                                         WHEATLEY FOREIGN PARTNERS III, L.P.
                                         By: Wheatley Partners III, LLC,
                                             General Partner

                                         By: /s/ Irwin Lieber
                                             ----------------------------------
                                              Irwin Lieber, President


                                         WHEATLEY ASSOCIATES III, L.P.
                                         By: Wheatley Partners III, LLC,
                                             General Partner

                                         By: /s/ Irwin Lieber
                                             ----------------------------------
                                              Irwin Lieber, President


                                         WHEATLEY PARTNERS III, LLC

                                         By: /s/ Irwin Lieber
                                             ----------------------------------
                                              Irwin Lieber, President

                                          /s/ Barry Rubenstein
                                         --------------------------------------
                                         Barry Rubenstein

                                          /s/ Irwin Lieber
                                         --------------------------------------
                                         Irwin Lieber

                                          /s/ Barry Fingerhut
                                         --------------------------------------
                                         Barry Fingerhut

                                        /s/ Seth Lieber
                                       -----------------------------------------
                                       Seth Lieber


                                       SENECA VENTURES

                                       By: /s/ Barry Rubenstein
                                          --------------------------------------
                                           Barry Rubenstein, a General Partner


                                       WOODLAND VENTURE FUND

                                       By: /s/ Barry Rubenstein
                                          --------------------------------------
                                           Barry Rubenstein, a General Partner


                                       WOODLAND PARTNERS

                                       By: /s/ Barry Rubenstein
                                          --------------------------------------
                                           Barry Rubenstein, a General Partner


                                       BROOKWOOD PARTNERS, L.P.

                                       By: /s/ Barry Rubenstein
                                          --------------------------------------
                                           Barry Rubenstein, a General Partner


                                       THE MARILYN AND BARRY RUBENSTEIN
                                                FAMILY FOUNDATION

                                       By: /s/ Barry Rubenstein
                                          --------------------------------------
                                           Barry Rubenstein, a Trustee


                                       WOODLAND SERVICES CORP.

                                       By:  /s/ Barry Rubenstein
                                          --------------------------------------
                                            Barry Rubenstein, President

                                        /s/ Marilyn Rubenstein
                                       -----------------------------------------
                                       Marilyn Rubenstein

                                        /s/ Brian Rubenstein
                                       -----------------------------------------
                                       Brian Rubenstein

                                        /s/ Rebecca Altman
                                       -----------------------------------------
                                       Rebecca Altman

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of Talkpoint Communications, Inc., and that this Agreement be included as an Exhibit to such joint filing.

      This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 17th day of October, 2003.

                                       WHEATLEY PARTNERS III, L.P.
                                       By: Wheatley Partners III, LLC,
                                           General Partner

                                           By: /s/ Irwin Lieber
                                              ---------------------------------
                                           Irwin Lieber, President


                                       WHEATLEY FOREIGN PARTNERS III, L.P.
                                       By: Wheatley Partners III, LLC,
                                           General Partner

                                       By: /s/ Irwin Lieber
                                           ------------------------------------
                                           Irwin Lieber, President


                                       WHEATLEY ASSOCIATES III, L.P.
                                       By: Wheatley Partners III, LLC,
                                           General Partner

                                       By: /s/ Irwin Lieber
                                          -------------------------------------
                                          Irwin Lieber, President


                                       WHEATLEY PARTNERS III, LLC

                                       By: /s/ Irwin Lieber
                                          -------------------------------------
                                          Irwin Lieber, President

                                        /s/ Barry Rubenstein
                                       ----------------------------------------
                                       Barry Rubenstein

                                         /s/ Irwin Lieber
                                       ----------------------------------------
                                        Irwin Lieber

                                         /s/ Barry Fingerhut
                                       ----------------------------------------
                                        Barry Fingerhut

                                         /s/ Seth Lieber
                                       ----------------------------------------
                                        Seth Lieber


                                        SENECA VENTURES

                                        By: /s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, a General Partner


                                        WOODLAND VENTURE FUND

                                        By: /s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, a General Partner


                                        WOODLAND PARTNERS

                                        By: /s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, a General Partner


                                        BROOKWOOD PARTNERS, L.P.

                                        By: /s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, a General Partner


                                        THE MARILYN AND BARRY RUBENSTEIN
                                                 FAMILY FOUNDATION

                                        By: /s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, a Trustee

                                        WOODLAND SERVICES CORP.

                                        By: /s/ Barry Rubenstein
                                           -------------------------------------
                                           Barry Rubenstein, President

                                        /s/ Marilyn Rubenstein
                                        ----------------------------------------
                                        Marilyn Rubenstein

                                        /s/ Brian Rubenstein
                                        ----------------------------------------
                                        Brian Rubenstein

                                        /s/ Rebecca Altman
                                        ----------------------------------------
                                        Rebecca Altman